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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1
                               (AMENDMENT NO. 1)
                            TENDER OFFER STATEMENT
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                               ----------------

                      American Residential Services, Inc.
                           (Name of Subject Company)

                        SVM-M9 Acquisition Corporation
                           The Servicemaster Company
                                   (Bidders)

                   Common Stock, Par Value $0.001 Per Share
                        (Title of Class of Securities)

                                   028911105
                     (CUSIP Number of Class of Securities)

                               ----------------

                               Vernon T. Squires
                   Senior Vice President and General Counsel

                           The Servicemaster Company
                             One Servicemaster Way
                            Downers Grove, IL 60515
                           Telephone: (630) 271-5870
                           Facsimile: (630) 271-5870
           (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                   Copy To:
                               Kirkland & Ellis
                            200 East Randolph Drive
                            Chicago, Illinois 60601
                        Attention: Robert H. Kinderman
                                 312-861-2096
                                 312-861-2200

                               ----------------

                           CALCULATION OF FILING FEE
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
           Transaction Valuation*                         Amount of Filing Fee
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
                 $64,361,158                                   $12,872.23
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
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*  Estimated for purposes of calculating the amount of the filing fee only.
   This amount assumes the purchase of 21,525,471 shares of common stock, par value $0.001 par value per share (the "Shares"), of American Residential Services, Inc. at a price of $5.75 per Share in cash, without interest thereon. Such number of Shares represents the 15,887,704 Shares outstanding as of March 22, 1999 and assumes the issuance prior to the consummation of the Offer of 5,637,687 Shares upon the exercise or conversion of all outstanding stock options, warrants and convertible notes. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
[X]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,872.23
Filing Party: SVM-M9 Acquisition Corporation and The ServiceMaster Company Form or Registration No.: Schedule 14D-1
Date Filed: March 29, 1999

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


   CUSIP NO. 028911105                                   Page 1 of 2 Pages




--------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

  SVM M9 ACQUISITION CORPORATION

--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)[_]
                                                                (b) [_]

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS
  WC, BK

--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(e) OR 2(f):
                                                                   [_]

--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION:

  DELAWARE

--------------------------------------------------------------------------------
 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  NONE

--------------------------------------------------------------------------------
 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                   [_]

--------------------------------------------------------------------------------
 9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

  N/A

--------------------------------------------------------------------------------
10 TYPE OF REPORTING PERSON

  CO

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                                       2

                                 SCHEDULE 14D-1

   CUSIP NO.


--------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSONS:
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   THE SERVICEMASTER COMPANY; I.R.S. IDENTIFICATION NO. 36-3858106
--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)[_]
                                                                (b) [_]

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS

  WC, BK
--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEM 2(e) OR 2(f)
                                                                   [_]

--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

  DELAWARE
--------------------------------------------------------------------------------
 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  NONE
--------------------------------------------------------------------------------
 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                   [_]

--------------------------------------------------------------------------------
 9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

  N/A
--------------------------------------------------------------------------------
10 TYPE OF REPORTING PERSON

  CO
--------------------------------------------------------------------------------

                                 TENDER OFFER

     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on March 29, 1999 (as amended and supplemented, the "Statement"), relating to the offer by SVM-M9 Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of The ServiceMaster Company ("Parent"), a Delaware corporation, to purchase all of the outstanding shares of common stock, par value $0.001 per share (the "Common Stock"), including the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), of American Residential Services, Inc., a Delaware corporation (the "Company"), at $5.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 29, 1999, and the related Letter of Transmittal. Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Statement, including the Offer to Purchase previously filed as Exhibit (a) (1) thereto.

ITEM 10. ADDITIONAL INFORMATION.

     On April 7, 1999, Parent issued a press release announcing that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to the Offer had expired. The full text of the press release is attached hereto as Exhibit (a) (11).

     The closing condition contained in Section 10.1(n) of the Merger Agreement provides that ServiceMaster may terminate the Merger Agreement if the "loss before income taxes, discontinued operations and extraordinary items" of the Company as shown in the Company's definitive audited financial statements for the fiscal year ended December 31, 1998 exceeds $3.9 million, subject to certain limitations. Such closing condition expired as of 11:59 p.m. on April 2, 1999.

ITEM 11. Materials to be Filed as Exhibits

   (a) (1) Offer to Purchase, dated March 29, 1999.*

   (a) (2) Letter of Transmittal.*

   (a) (3) Notice of Guaranteed Delivery.*

   (a) (4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

   (a) (5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

   (a) (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

   (a) (7) Press Release, dated March 23, 1999 of Parent.*

   (a) (8) Press Release, dated March 23, 1999, of the Company, is incorporated by reference to Exhibit 99.1 to the Form 8-K of the Company filed on March 24, 1999.*

   (a) (9) Summary Advertisement, dated March 23, 1999.*

   (a) (10) Letter from the CEO of the Company to the stockholders of the Company in connection with the Offer.*

   (a) (11) Press Release, dated April 7, 1999.

   (b) $750,000,000 Five-Year Credit Agreement dated as of April 1, 1997 by and among Parent, Bank One and Morgan Guaranty Trust Company, is incorporated by reference to Exhibit 10.2 to the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 1997.*

   (c) (1) Agreement and Plan of merger, dated as of March 22, 1999, by and among Parent, Purchaser and the Company.*

   (d) None.

   (e) None.

   (f) None.

--------------------
* Previously filed.

                                   SIGNATURE

   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Tender Offer Statement is true, complete and correct.

Date: April 8, 1999                      SVM M9 Acquisition Corporation

                                              /s/ Vernon T. Squires
                                          By: _________________________________
                                          Name: Vernon T. Squires
                                          Title:Secretary and Treasurer

                                   SIGNATURE

   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Tender Offer Statement is true, complete and correct.

Date: April 8, 1999                      The ServiceMaster Company

                                              /s/ Vernon T. Squires
                                          By: _________________________________
                                          Name: Vernon T. Squires
                                          Title:Senior Vice President and
                                                General Counsel

                               INDEX TO EXHIBITS




                                                                    SEQUENTIAL
EXHIBIT                                                             PAGE NO.
-------                                                             ----------

(a) (1)  Offer to Purchase, dated March 29, 1999.*
(a) (2)  Letter of Transmittal.*
(a) (3)  Notice of Guaranteed Delivery.*
(a) (4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a) (5)  Letter to Clients for use by Brokers, Dealers,
         Commercial Banks, Trust Companies and other Nominees.*
(a) (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a) (7)  Press Release, dated March 23, 1999 of Parent.*
(a) (8) Press Release, dated March 23, 1999, of the Company, is incorporated by reference to Exhibit 99.1 to the Form 8-K of the Company filed on March 24, 1999.*
(a) (9)  Summary Advertisement, dated March 23, 1999.*
(a) (10) Letter from the CEO of the Company to the stockholders of the Company in connection with the Offer.*
(a) (11) Press Release, dated April 7, 1999.
(b)      $750,000,000 Five-Year Credit Agreement dated as of
         April 1, 1997 by and among Parent, Bank One and Morgan Guaranty Trust Company, is incorporated by reference to
         Exhibit 10.2 to the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 1997.*
(c) (1) Agreement and Plan of merger, dated as of March 22, 1999, by and among Parent, Purchaser and the Company.*
(d)      None.
(e)      None.
(f)      None.

--------------------
* Previously filed.